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May 26, 2021
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United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Keira Nakada
Doug Jones
Cara Wirth
Jacqueline Kaufman

Re:	Riskified Ltd. Draft Registration Statement on Form F-1
Confidentially submitted on April 16, 2021
CIK No. 0001851112
Ladies and Gentlemen:
On behalf of Riskified Ltd. (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on April 16, 2021 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 13, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

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For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.
Summary, page 5
1.We note the various claims that you make about your business, the business of your competitors, and other general statements. For example, we note your claims that you “provide superior consumer experiences” and that your platform is “fast, accurate, scalable, and cost effective.” With respect to your competitors, we note your claims that other platforms are “frequently slow, inaccurate, expensive, and inflexible,” that they “produce the wrong decision,” and “produce poor shopping experiences, and their outdated infrastructure cannot adapt to fast-changing consumer preferences and fraud techniques.” Additionally, we note a number of generalized statements in the Industry Trends & Market Opportunity section, starting on page 7, regarding the behaviors of merchants and consumers, including specific statements such as “[o]nline merchants with more than $75 million in annual online sales make up 85% of eCommerce sales made directly from the retailer’s website or mobile app.” Please provide supplemental support for your claims or revise to characterize such statements as your beliefs.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 10, 11, 12, 81, 112, 115, 116, 117 and 118. The Company further advises the Staff that the specific statement “[o]nline merchants with more than $75 million in annual online sales make up 85% of eCommerce sales made directly from the retailer’s website or mobile app” (“eCommerce Sales Sentence”) was based on management calculations using data provided by eCommerceDB. The data provided by eCommerceDB captured online sales data for the year ended December 31, 2020 for 17,034 online merchants. To calculate the eCommerce Sales Sentence, the Company aggregated the online sales of merchants who had more than $75 million in online sales for the year ended December 31, 2020 and divided it by the total online sales of all merchants in the eCommerce DB dataset for the year ended December 31, 2020. The Company has revised the eCommerce Sales Sentence on pages 10 and 115 to further clarify the source of the statement.
2.We note that you do business with numerous companies, including Wish, Macy’s, Wayfair, StockX, Gymshark, Booking.com, Foot Locker, Prada, Dyson, Revolve, and FinishLine. We also note that your five largest merchants accounted for 46% of your revenues in 2020. Please disclose here, and elsewhere as appropriate, the companies with which you currently have agreements, and file such agreements as material contracts or tell us why you do not believe that you are required to do so. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company enters into agreements with all merchants that it derives revenue from in the ordinary course of its business, including the representative sample of merchants that the Company has disclosed in the Registration Statement. Because the Company does business with hundreds of merchants, it is not practicable to disclose the identity of all merchants with whom the Company has a contractual relationship, nor does the Company believe that such disclosure would be material to an investor’s understanding of the business as no merchant that was not a

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top five merchant by revenue accounted for more than 3% of the Company’s revenue for the year ended December 31, 2020. To help investors understand the risk profile of its merchants, the Company disclosed on page 37 that most of its major merchants operate in the retail sector which is generally susceptible to macroeconomic factors, which also makes the Company more susceptible to macroeconomic factors.
The Company also advises the Staff that the Company is in the business of selling products to merchants to help them reduce fraudulent transactions. As such, the Company has determined that its contracts with merchants are of the sort that ordinarily accompany the kind of business conducted by the Company and are made in the ordinary course of its business within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business is a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Although for the year ended December 31, 2020 the Company’s three largest merchants accounted for 36% of its revenue and its five largest merchants accounted for 46% of its revenue, the Company believes that it is not substantially dependent upon any of its agreements with these merchants, each of which was entered into in the ordinary course of business. The Company increased its revenue from 2019 to 2020 by 30% even though the concentration and composition of its top five merchants by revenue fluctuated significantly. For example, the Company’s second largest merchant by revenue in 2019, which comprised 15% of its revenue, decreased to its ninth largest merchant by revenue in 2020, comprising only 2% of its revenue. The Company’s second largest merchant by revenue for 2020 was not even a top 10 merchant by revenue in 2019. Further, as disclosed in the Registration Statement, the Company’s revenue concentration among its three largest and five largest merchants actually decreased from 2019 to 2020, demonstrating reduced dependence on its top merchants over time. As such, the Company does not believe that it is substantially dependent on any agreement with any one merchant. The Company respectfully submits that no such agreements meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore are not required to be filed.
3.We note that you engage with various parties for hosting and software services, as well as third-party providers of cloud-based infrastructure, or public cloud providers, such as Amazon Web Services. To the extent you have material contracts with such parties, please file the agreements as exhibits. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed its agreements with Amazon Web Services, hosting and software service providers and public cloud providers (collectively, the “Third Party Agreements”), and, based on that review, believes that it is not required to file the Third Party Agreements under Item 601(b)(10) of Regulation S-K. The Third Party Agreements are the type of arrangements that typically accompany the kind of business conducted by the Company in the ordinary course. Other companies, including Microsoft, Google, and Oracle, also provide comparable offerings, and the Company believes that it could procure service offerings from these providers that are substantially similar to those that the Company receives pursuant to the Third Party Agreements,

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and on commercially reasonable terms. While transitioning the services currently provided under the Third Party Agreements to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on the Third Party Agreements, and therefore, does not believe it is required to file the Third Party Agreements as an exhibit under Item 601(b)(10) of Regulation S-K.
4.We note your statement that you “excel in supporting ‘super-enterprises,’ which we define as merchants processing over $1 billion of GMV annually.” Please revise to explain the aspects of your business that allow you to excel in supporting such “super-enterprises.”
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 16, 114 and 124.
The Riskified Platform, page 11
5.We note your statement that “[o]n average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our platform. On average, those same merchants experienced a 39% decrease in fraud-related operating costs and chargeback expenses, net of our fees.” We note that this data was based on an analysis conducted from November 1, 2020 to January 31, 2021. Please revise to include the prior period that you used as a basis of comparison for such changes. To the extent that any increase in revenue, due to the seasonal nature of your business or increase in online purchases due to COVID may have impacted these results, please revise to state as much.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 114 to clarify that (i) the Billings (as defined in the Registration Statement) data over the period from November 1, 2020 to January 31, 2021 was only used to identify the Company’s ten largest merchants based on Billings that provided pre-Riskified performance data to the Company (“ten largest merchants”), (ii) cost reduction is calculated by comparing each of the Company’s ten largest merchants’ pre-Riskified chargeback costs, as further described in the revisions to the disclosure on pages 9 and 114, to the fee the Company charged to those same merchants for the last twelve months ended January 31, 2021 (or other applicable period as described in the disclosure on pages 9 and 114) and (iii) change in revenue is calculated by comparing each of the Company’s ten largest merchants’ pre-Riskified sales approval rate, as further described in the revisions to the disclosure on pages 9 and 114, to those same merchants’ post-Riskified sales approval rate for the last twelve months ended January 31, 2021 (or other applicable period as described in the disclosure on pages 9 and 114).
The Company also respectfully advises the Staff of the below.
•The change in each of the ten largest merchants’ sampled cost reductions and sales approval rates were calculated using post-Riskified data for a 12-month period (or other applicable period as described in the disclosure on pages 9 and 114) to eliminate any seasonality bias in each merchants’ post-Riskified chargeback costs and approval rates, respectively. For example, the fourth quarter tends to be the Company’s strongest quarter

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on a yearly basis due to the holiday season, and various eCommerce and retail events, such as Black Friday and Cyber Monday. During this period, the Company typically sees more “good” (non-fraudulent) shoppers so the order population is “safer” (and thus approval rates tend to be naturally higher in this period). Therefore, by calculating performance over a 12-month period, the Company believes that any potential seasonal bias has been accounted for in the calculation.
•While certain of the Company’s merchants (including merchants represented in its ten largest merchants analysis) may have experienced fluctuations in online order volumes during the 12-month period or other period sampled, as described in the disclosure on pages 9 and 114 (e.g., the Company’s merchants in the ticket/travel industry were negatively impacted by COVID-19, but merchants in the retail industry experienced increases in eCommerce transactions), as a result of COVID-19, the Company does not believe that this change in order volume impacted the performance of its products in any significant respect. The Company believes that the cost reductions and increase in sales approval rate achieved by each of its ten largest merchants sampled during over the period from February 1, 2020 to January 31, 2021 is representative of the cost reductions and increase in sales approval rate such merchants would achieve in any other equivalent period.
Business Model, page 13
6.We note your statement that “ [w]e charge our merchants a percentage of every dollar that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf.” We also note your statement on page 13 that “[t]he fee we charge our merchants ... is expressed as a percentage of the GMV that we approve” and your statement on page 78 that “[f]or the majority of our revenue, merchants pay us a fee for every sales order that we approve and guarantee on their behalf.” Please revise to clarify whether you generate fees based on a percentage of every dollar approved or the number of transactions you approve, or a combination of the two.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124 to clarify that the Company charges its merchants a percentage of every dollar that the Company approves and guarantees on the merchants’ behalf.
Capitalization, page 67
7.Your description of the pro forma information does not appear to include the fourth tranche of the Series E convertible preferred shares financing that was scheduled to close during April 2021. If the fourth tranche closed as scheduled or is expected to close before the completion of the offering, please reflect this in the pro forma column, or explain to us why this is not appropriate.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 82
8.We note that you attribute your 30% increase in revenue in the year ended December 31, 2020 to the 60% increase in total GMV. We also note that GMV includes the dollar value of orders not approved and for which the company does not receive revenue. Please break out GMV for orders that are approved versus those that are not approved, so that investors may understand how much of that GMV contributed to revenue. Alternatively, tell us why you believe this information is not material to investors.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, while the Company only collects a fee on the portion of GMV that is reviewed and approved (“Approved GMV”), in many cases the Company’s Billings are not solely a function of Approved GMV. The fee that the Company charges to a merchant, and the resulting revenue that the Company earns from a merchant, is intrinsically linked to the total GMV submitted and reviewed by that merchant (as opposed to the total eCommerce volume of the merchant). For example, certain minimum approval rates and tiered pricing structures are directly linked to the merchant’s total submitted and reviewed GMV and not to Approved GMV. Further, the fee that the Company agrees to charge a particular merchant, although charged on Approved GMV, is a function of that particular merchant’s total submitted and reviewed GMV and risk profile. For this reason, it is possible for the Company’s revenues and/or Billings in a given period to increase or decrease disproportionately to any increase or decrease in Approved GMV in the same period.
While the Company tracks Approved GMV on the individual merchant level in relation to the percentage of the individual merchant’s total GMV, the Company does not use Approved GMV when evaluating the Company’s merchant portfolio on an aggregate basis or the Company’s overall business or financial performance. Accordingly, for the foregoing reasons, the Company believes that disclosing Approved GMV to investors may lead to confusion and is less useful to an investor’s understanding of the business as compared to total GMV.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 91
9.It appears from information elsewhere in the filing that indemnification guarantees and provision for chargebacks are material to your results. You state here that your estimation process for indemnification guarantees could materially impact the timing of your revenue recognition. You further state that refinement in your estimates for provision for chargebacks could materially impact your cost of revenue and the estimate may change in the near term, the effect of which could be material. Please revise your discussion to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties with each that have materially affected or may materially affect your results. To the extent material and reasonably available, provide quantitative information, with a sensitivity analysis of how your results may differ under different factors, assumptions and judgments you considered. Refer to Item 5.E of Form 20-F as directed to by Form F-1 and Section V. Critical Accounting Estimates in

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“Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” in Release No. 33-8350 for guidance.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103 and 104.
The Riskified Value Proposition, page 110
10.Please revise to clarify whether this chart represents actual proportional results that you have achieved for your merchant customers, or explain otherwise.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 and advises the Staff that the chart is an illustrative representation of the Company’s value proposition and does not represent actual or proportional results of its merchants.
Government Regulation, page 117
11.Please include a description of the material effects of government regulations on your business, including identifying the relevant regulatory body. Refer to Item 4.B.8 of Form 20-F.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130, 131 and 132.
Exclusive Forum, page 152
12.We note that your risk factors include a description of the exclusive forum provision to be included in your amended and restated articles of association. While your risk factor on page 58 addresses how claims will be treated under the Securities Act and Exchange Act, your disclosure in the "Description of Share Capital and Articles of Association" section is silent with respect to claims that may be brought under the Exchange Act. Please revise the "Description of Share Capital and Articles of Association" section to include a description of any claims that may be brought under the Exchange Act.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 166.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13
13.In step 1, “Identification of the contract, or contracts, with the merchant” on page F-14, please tell us if there is a length of time that contracts are typically in effect.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16, and advises the Staff that the Company’s contracts are typically for a term of one year.

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14.In step 5, “Recognition of the revenue when, or as, a performance obligation is satisfied” on page F-15, please explain to us the “variable consideration allocation exception” referred to for SaaS arrangements. Additionally, explain to us if revenue generated by SaaS arrangements is in addition to or encompassed in revenue generated by reviewing and approving transactions for legitimacy and from the issuance of indemnification guarantees disclosed in the first paragraph under “Revenue Recognition,” and how they differ or are the same.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that revenue generated by SaaS arrangements encompasses its single stand-ready performance obligation, which is a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer as defined in ASC 606-10-25-14(b). This performance obligation is to provide access to the Company’s cloud-hosted software platform, which reviews and approves eCommerce transactions for legitimacy upon submission of a transaction to the Company from its merchants. Approving each transaction for legitimacy is an output of the Company’s SaaS performance obligation and is not a separate performance obligation. As transactions are approved, revenue generated from the issuance of indemnification guarantees is not encompassed in a separate performance obligation that is accounted for under ASC 606, but is separately accounted for under ASC 460.
As the Company’s contracts include an unknown quantity of output of approved transactions at a fixed contractual percentage of the dollar value of approved transactions on a monthly basis, the contract price is deemed variable (i.e., variable consideration). A portion of each variable fee is allocated to an indemnification guarantee issued with each approved transaction on the basis of its fair value pursuant to ASC 460. In addition, because the Company only has a single performance obligation under ASC 606, the remaining transaction price should be allocated entirely to that performance obligation. However, the Company’s contract transaction price only includes variable consideration and the guidance provides an exception to the general allocation principle that applies specifically to variable consideration (the “variable consideration allocation exception”). Specifically, ASC 606-10-32-39(b) states that variable consideration may be attributable to “[o]ne or more, but not all, distinct goods or services promised in a series of distinct goods or services that forms part of a single performance obligation.”
ASC 606-10-32-40 states the following:
An entity shall allocate a variable amount (and subsequent changes to that amount) entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation in accordance with paragraph 606-10-25-14(b) if both of the following criteria are met:
a) The terms of a variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying the performance obligation or transferring the distinct good or service).
b) Allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective in paragraph 606-10-32-28 when considering all of the performance obligations and payment terms in the contract.

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As it relates to criterion (a) noted above, each variable fee paid by the merchant for each approved transaction relates to a specific outcome from satisfying the performance obligation (that is, the outcome of an approved transaction). Each variable fee is also reduced by the amount allocated to an indemnification guarantee (based on the fair value of the guarantee) issued for each approved transaction, which is accounted for separately under ASC 460 (and is also an outcome of each approved transaction).
As it relates to criterion (b) noted above, the Company believes that allocating each variable fee entirely to a distinct service (i.e., each increment of time the Company’s SaaS is provided) is consistent with the allocation objective in ASC 606-10-32-28, which states that the “objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.” The Company believes that allocating each variable fee to the corresponding increment of time the transaction is approved faithfully depicts the amount of consideration to which it expects to be entitled to in exchange for all transactions approved by the Company’s SaaS platform at that time increment. Specifically, variable fees for approved transactions at each time increment are reflective of the value provided to the customer for that time increment. While the Company notes that a portion of each variable fee is required to be allocated to an indemnification guarantee that is separately accounted for under ASC 460, that portion is determined based on the fair value of each indemnification guarantee. Therefore, the remaining portion of each variable fee is associated with the value the customer derives from the Company’s SaaS for the approved transaction to which it relates.
The Company notes that allocating each variable fee to each distinct service in a performance obligation is not required to be made based on relative stand-alone selling prices to meet the allocation objective. This is consistent with the hotel management services example provided in paragraph BC285 (basis for conclusions) in ASU 2014-09, which states the following:
The Boards clarified in paragraph 606-10-32-39(b) that variable consideration can be allocated to distinct goods or services even if those goods or services form a single performance obligation. The Boards made this clarification to ensure that an entity can, in some cases, attribute the reassessment of variable consideration to only the satisfied portion of a performance obligation when that performance obligation meets the criterion in paragraph 606-10-25-14(b). Consider the example of a contract to provide hotel management services for one year (that is, a single performance obligation in accordance with paragraph 606-10-25-14(b)) in which the consideration is variable and determined based on two percent of occupancy rates. The entity provides a daily service of management that is distinct, and the uncertainty related to the consideration also is resolved on a daily basis when the occupancy occurs. In those circumstances, the Boards did not intend for an entity to allocate the variable consideration determined on a daily basis to the entire performance obligation (that is, the promise to provide management services over a one-year period). Instead, the variable consideration should be allocated to the distinct service to which the variable consideration relates, which is the daily management service.
This is also consistent with Q&A 45 of the FASB Staff’s Revenue Recognition Implementation Q&As (compiled from TRG Agenda Paper 39), which states, in part, the following:

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Based on the above, the staff thinks that a relative standalone selling price allocation is not required to meet the allocation objective when it relates to the allocation of variable consideration to a distinct good or service in a series. … The Board did not describe other methods that could be used to comply with the allocation objective other than stating in paragraph 606-10-32-40(b) that an entity should consider all the payment terms and performance obligations. As such, the staff thinks that stakeholders should apply reasonable judgment to determine whether the allocation results in a reasonable outcome.
The Company believes that allocating variable consideration on the basis of the fixed percentage it charges for each approved transaction (after deducting for the indemnification guarantee that arises for each approved transaction) to each distinct time increment of services is reasonable and in line with the allocation objective in ASC 606-10-32-28 when considering the Company’s performance obligation (a single performance obligation comprised of a series of distinct time increments of services) and payment terms (a fixed percentage of the dollar value of approved transactions becomes payable when the approved transactions occur). The Company believes the manner in which it allocates variable consideration is also consistent with the following examples in FASB Staff Q&A 45: Example B (fees based on a percentage of dollars processed for providing access to a system that processes transactions), Example C (monthly consideration based on a percentage of monthly rental revenue, reimbursement of labor costs incurred, and an annual incentive payment based a percentage of gross operating profit for hotel management services), and Example D (a percentage of the franchisee’s sales for a franchise license). Similar to those examples, the formula and price the Company charges are consistent throughout the contract term and the amount allocated to each approved transaction reflects the value/benefit received by the customer for its use of the Company’s SaaS platform.
The revenue the Company records for variable consideration represents the amount of consideration to which it expects to be entitled upon the transfer of each and every distinct service, which is based on each increment of time within the series. Accordingly, the Company is not required to estimate the amount of variable consideration to which it would be entitled at contract inception and instead can recognize revenue as the customer’s transactions are approved.
3. Revenue Recognition
Disaggregation of Revenue, page F-20
15.Please tell us your consideration of disclosing disaggregated revenues by the products listed on page 100 pursuant to ASC 280-10-50-40.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no other products aside from the Chargeback Guarantee product comprise a material percentage of the Company’s revenue.
10. Income Taxes, page F-31
16.Your effective tax rate reconciliation shows a significant fluctuation in the line item “foreign rate differential” from 2019 to 2020. Please explain to us the reason for the fluctuation and

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your consideration of disclosing the nature and effect of this reconciling item pursuant to ASC 740-10-50-14.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-39 to further explain the difference in the Company’s effective tax rate for comparability purposes under ASC 740-10-50-14. The Company further advises the Staff that its “foreign rate differential” includes the impact of foreign permanent items with the most significant such foreign permanent item being non-deductible stock-based compensation of the Company’s U.S. subsidiary.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Eido Gal, Chief Executive Officer, Riskified Ltd.
Aglika Dotcheva, Chief Financial Officer, Riskified Ltd.
Eric Treichel, Vice President of Legal, Riskified Ltd.
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP